Exhibit 99.1

January 30, 2024

Ms. Sarah Newell

Permianville Royalty Trust

The Bank of New York Mellon Trust Company, N.A., Trustee

919 Congress Avenue, Suite 500

Austin, TX 78701

Re:

Evaluation—Total Proved Reserves

Permianville Royalty Trust Net Profit Interests

Derived From Permianville Resource Partners LLC

Underlying Properties Total Controlled Interests

Texas, Louisiana and New Mexico Properties

Using Year-end SEC Prices as of December 31, 2023

Pursuant to the Guidelines of the Securities and Exchange Commission for Reporting Corporate Reserves and Future Net Revenue

Dear Ms. Newell:

As requested, this report was prepared on January 30, 2024 for Permianville Royalty Trust (“Trust”) for the purpose of submitting our estimates of total proved reserves and forecasts of economics attributable to the Trust net profits interests. We evaluated 100% of the Trust reserves, which are made up of oil and gas properties in Texas, Louisiana and New Mexico controlled by COERT Holdings 1, LLC (“Company”). This evaluation utilized an effective date of December 31, 2023, was prepared using constant prices and costs, and conforms to Item 1202(a)(8) of Regulation S-K and other rules of the Securities and Exchange Commission (SEC). Composite summaries of the proved reserves for both the total controlled interests and the net profits interests are presented below.

Total Controlled Interests

		Proved Developed Producing	Proved Developed Non - Producing	Proved Developed	Proved Undeveloped	Total Proved
Net Reserves
Oil	– Mbbl	4,239.0	85.3	4,324.3	552.4	4,876.7
Gas	– MMcf	10,481.3	4,983.7	15,465.0	2,923.6	18,388.6
Revenue
Oil	– M$	281,765.2	5,178.2	286,943.4	33,595.9	320,539.2
Gas	– M$	25,547.6	13,813.7	39,361.3	7,726.8	47,088.2
Net Taxes	– M$	25,504.3	1,077.7	26,582.0	3,219.7	29,801.7
Operating Expenses	– M$	130,008.8	1,460.5	131,469.3	2,911.1	134,380.4
Investments	– M$	0.0	2,319.0	2,319.0	16,596.8	18,915.8
Net Operating Income (BFIT)	– M$	151,799.6	14,134.7	165,934.3	18,595.1	184,529.5
Discounted at 10%	– M$	78,140.4	8,465.1	86,605.5	4,615.2	91,220.7

Permianville Royalty Trust

January 30, 2024

Net Profits Interests

		Proved Developed Producing	Proved Developed Non - Producing	Proved Developed	Proved Undeveloped	Total Proved
Net Reserves
Oil	– Mbbl	1,826.0	55.0	1,881.0	283.0	2,163.0
Gas	– MMcf	4,545.0	3,162.0	7,707.0	1,648.0	9,354.0
Revenue
Oil	– M$	121,343.0	3,259.0	124,602.0	16,268.0	140,871.0
Gas	– M$	11,081.0	8,758.0	19,839.0	4,376.0	24,215.0
Net Taxes	– M$	10,987.0	709.0	11,696.0	1,620.0	13,315.0
Operating Expenses	– M$	0.0	0.0	0.0	0.0	0.0
Investments	– M$	0.0	0.0	0.0	0.0	0.0
Net Operating Income (BFIT)	– M$	121,439.0	11,307.0	132,746.0	19,025.0	151,771.0
Discounted at 10%	– M$	62,512.0	6,774.0	69,286.0	7,370.0	76,656.0

Future revenue is prior to deducting state production taxes and ad valorem taxes. Future net cash flow is after deducting these taxes, future capital costs and operating expenses, but before consideration of federal income taxes. In accordance with SEC guidelines, the future net cash flow has been discounted at an annual rate of ten percent to determine its “present worth”. The present worth is shown to indicate the effect of time on the value of money and should not be construed as being the fair market value of the properties.

The oil reserves include oil, condensate, and NGL. Oil volumes are expressed in barrels (42 U.S. gallons). Gas volumes are expressed in thousands of standard cubic feet (Mcf) at contract temperature and pressure base.

Our estimates are for proved reserves only and do not include any probable or possible reserves nor have any values been attributed to interest in acreage beyond the location for which undeveloped reserves have been estimated.

Presentation

This report is divided into Total Controlled Interests sections and 80% Net Profits Interest sections, each with five reserve category sections: total Proved (“TP”), Proved Developed (“PF”), Proved Developed Producing (“PDP”), Proved Developed Non-Producing (“PDNP”), and Proved Undeveloped (“PUD”) reserves. Within the PDP, PDNP, and PUD sections, there are Table I and Table II summaries. The Table I presents composite reserve estimates and economic forecasts for the particular reserve category. Following Table I is a Table II “oneline” summary that present estimates of ultimate recovery, gross and net reserves, ownership, revenue, expenses, investments, net income and discounted cash flow for the individual properties that make up the corresponding Table I.

For a more detailed explanation of the report layout, please refer to the Table of Contents following this letter. The data presented in the composite Tables I are explained in page one (1) of the Appendix.

Net Profit Calculation

The net profits interests entitle the Trust to receive 80% of the net proceeds attributable to the Company interest from the sale of production from the underlying properties.

Hydrocarbon Pricing

The base SEC oil and gas prices calculated for December 31, 2023 were $78.22/bbl and $2.637/MMBTU, respectively. As specified by the SEC, a company must use a 12-month average price, calculated as the unweighted arithmetic average of the first-day-of-the-month price for each month within the 12-month period prior to the end of the reporting period. The base oil price is based upon WTI-Cushing spot prices (EIA) during 2023 and the base gas price is based upon Henry Hub spot prices (EIA) during 2023.

The base prices were adjusted for differentials on a per-property basis, which may include local basis differentials, transportation, gas shrinkage, gas heating value (BTU content) and/or crude quality and gravity corrections. After these adjustments, the net realized prices for the SEC price case over the life of the proved properties was estimated to be $65.73 per barrel for oil and $2.56 per MCF for gas. All economic factors were held constant in accordance with SEC guidelines.

Permianville Royalty Trust

January 30, 2024

Economic Parameters

Ownership was accepted as furnished and has not been independently confirmed. Oil and gas price differentials, lease operating expenses (LOE), workover expenses, overhead expenses and investments were calculated and prepared by Company and were thoroughly reviewed by us for accuracy and completeness. LOE was determined at the well level using averages determined from historical lease operating statements. All economic parameters, including expenses and investments, were held constant (not escalated) throughout the life of these properties.

Severance tax rates were applied at normal state percentages of oil and gas revenue. Ad valorem taxes were applied to each property as provided by your office.

Possible Effects of Federal and State Legislation

Federal, state and local laws and regulations, which are currently in effect and that govern the development and production of oil and natural gas, have been considered in the evaluation of proved reserves for this report. However, the impact of possible changes to legislation or regulations to future operating expenses and investment costs have not been included in the evaluation. These possible changes could have an effect on the reserves and economics. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

SEC Conformance and Regulations

The reserve classifications and the economic considerations used herein for the SEC pricing scenario conform to the criteria of the SEC as defined in pages 3 and 4 of the Appendix. The reserves and economics are predicated on regulatory agency classifications, rules, policies, laws, taxes and royalties currently in effect except as noted herein. The possible effects of changes in legislation or other Federal or State restrictive actions which could affect the reserves and economics have not been considered. However, we do not anticipate nor are we aware of any legislative changes or restrictive regulatory actions that may impact the recovery of reserves.

Reserve Estimation Methods

The methods employed in estimating reserves are described in page 2 of the Appendix. Reserves for proved developed producing wells were estimated using production performance methods for the vast majority of properties. Certain new producing properties with very little production history were forecast using a combination of production performance and analogy to similar production, both of which are considered to provide a relatively high degree of accuracy.

Non-producing reserve estimates, for both developed and undeveloped properties, were forecast using either volumetric or analogy methods, or a combination of both. These methods provide a relatively high degree of accuracy for predicting proved developed non-producing and proved undeveloped reserves for the Company properties, due to the mature nature of their properties targeted for development and an abundance of subsurface control data. The assumptions, data, methods and procedures used herein are appropriate for the purpose served by this report.

Permianville Royalty Trust

January 30, 2024

General Discussion

The estimates and forecasts were based upon interpretations of data furnished by your office and available from our files. To some extent information from public records has been used to check and/or supplement these data. The basic engineering and geological data were subject to third party reservations and qualifications. Nothing has come to our attention, however, that would cause us to believe that we are not justified in relying on such data. All estimates represent our best judgment based on the data available at the time of preparation. Due to inherent uncertainties in future production rates, commodity prices and geologic conditions, it should be realized that the reserve estimates, the reserves actually recovered, the revenue derived therefrom and the actual cost incurred could be more or less than the estimated amounts.

An on-site field inspection of the properties has not been performed. The mechanical operation or condition of the wells and their related facilities have not been examined nor have the wells been tested by Cawley, Gillespie & Associates, Inc. Possible environmental liability related to the properties has not been investigated nor considered. The cost of plugging and the salvage value of equipment at abandonment have not been included as part of the workover expenses described previously.

Closing

Cawley, Gillespie & Associates, Inc. is a Texas Registered Engineering Firm (F-693), made up of independent registered professional engineers and geologists that have provided petroleum consulting services to the oil and gas industry for over 50 years. This evaluation was supervised by W. Todd Brooker, Senior Vice President at Cawley, Gillespie & Associates, Inc. and a State of Texas Licensed Professional Engineer (License #83462). We do not own an interest in the properties or Permianville Resource Partners LLC or Permianville Royalty Trust and are not employed on a contingent basis. We have used all methods and procedures that we consider necessary under the circumstances to prepare this report. Our work-papers and related data utilized in the preparation of these estimates are available in our office. We consent to the filing of this report as an exhibit to the Annual Report on Form 10-K of Permianville Royalty Trust for the year-end December 31, 2023.

Yours very truly,

W. Todd Brooker, P.E.
Senior Vice President
CAWLEY, GILLESPIE & ASSOCIATES, INC.
Texas Registered Engineering Firm (F-693)